Valgro® Fund
Proxy Voting Results

A meeting of the Fund's shareholders was held on September 30, 2004. Shareholders voted the number of shares they held of record on August 31, 2004, when there were 369,930.856 shares outstanding.

Proposal 1, the only proposal, was the liquidation of the Fund and the dissolution of the corporation Valgro Funds, Inc. As shown below, the proposal was approved.

	Count of Shares Voted
Proposal	For	Against	Abstain	% For
Liquidation and Dissolution	362,202.345	0.000	0.000	100%